April 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington D.C. 20549

Attention: Perry Hindin, Esq.

RE:	Sonim Technologies, Inc. Preliminary Proxy Statement on Schedule 14A filed April 16, 2025 Filed By AJP Holding Company, LLC, Orbic North America, LLC et al. File No. 001-38907

Ladies and Gentlemen:

On behalf of our client, Orbic North America, LLC (the “Orbic”), this letter sets forth the responses of Orbic and AJP Holding Company, LLC (“AJP” and together with Orbic, the “Proponents”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers and Acquisitions, of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A relative to Sonim Technologies, Inc. (“Sonim”) filed April 16, 2025 by AJP, Orbic and the other parties named therein (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated April 24, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Proponents have revised the Preliminary Proxy Statement and are filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”), together with this response letter.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed April 16, 2025

General

1.	Disclosure indicates that “[g]iven the rejection of the stockholder nominations made by Orbic and AJP by the Sonim Board of Directors, Orbic and AJP anticipate commencing legal action in the Delaware Court of Chancery seeking injunctive relief and a declaratory ruling regarding the validity of the AJP and Orbic nominations.” Please supplement the disclosure to describe how Orbic and AJP will treat votes received, including for the registrant’s nominees, if the nominations are invalidated. We note that page 12 includes a similar discussion covering the scenario where AJP/Orbic withdraw the nomination of the AJP/Orbic Nominees or otherwise] abandon their solicitation.

RESPONSE:

In response to the Staff’s comment, the Proponents have revised the disclosure to update the description of the now commenced legal action in the Delaware Court of Chancery regarding the purported denial of the Proponents’ slate of director nominees and to clarify that, in the event the Proponents’ nominees are disallowed from standing for election, any proxies granted on the Proponents’ BLUE proxy card will not be voted. Specifically, the Proponents have added the following additional disclosure on page 3 of the cover page, of the Amended Proxy Statement:

On April 24, 2025, AJP and Orbic filed a Verified Complaint (the “Complaint”) in the Delaware Court of Chancery (the “Court of Chancery”) against Sonim and certain members of the Company’s Board of Directors (the “Director Defendants”) seeking relief to: (i) permanently enjoin Sonim and its Board of Directors from taking any actions to prevent AJP and Orbic from exercising their rights in accordance with Sonim’s Amended and Restated By-Laws of Sonim (the “By-Laws”), to nominate directors, and (ii) find that the Director Defendants breached their fiduciary duties (the “Delaware Action”). In the Complaint, and the AJP/Orbic Parties allege that the Sonim’s rejection of the Notice was inconsistent with the By-Laws and part of the Company’s and the Board of Director’s unlawful strategy to entrench current leadership and prevent the AJP/Orbic Parties from running a rival slate of highly qualified director candidates, thereby precluding Sonim’s stockholders from exercising their franchise. While the AJP/Orbic Parties believe that they will prevail in this proceeding against Sonim, no assurance can be made.

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April 30, 2025

Stockholders are encouraged to vote now on the Participants’ BLUE universal proxy card or BLUE voting instruction. If, however, Court of Chancery determines that Sonim is not required to recognize the AJP/Orbic Nominees, the AJP/Orbic Parties will not be able to present the Orbic/AJP Nominees to be considered for election to the Board of Directors and any proxies granted to on the BLUE universal proxy card or BLUE voting instruction card will not be voted.

2.	Disclosure indicates that “[t]he Participants and the Company will each be using a universal proxy card for voting on the election of directors at the 2025 Annual Meeting...” Please reconcile this statement given the disclosure noted in the preceding comment.

RESPONSE:

In response to the Staff’s comment, the Proponents have revised the disclosure on page 16 of the Amended Proxy Statement to clarify that while the Proponents will be using a universal proxy card, the Proponents do not anticipate that Sonim will be using a universal proxy card. Specifically, the Proponents have added the following additional disclosure:

Given Sonim’s current position regarding the validity of the AJP/Orbic Nominees, it is the AJP/Orbic Parties’ understanding that Sonim will disregard proxy votes in favor of the AJP/Orbic Nominees. Sonim is not using a universal proxy card. Rather than give stockholders the ability to vote for the AJP/Orbic Nominees on a universal proxy card, Sonim has chosen to not include the AJP/Orbic Nominees on its proxy card. Whether Sonim may lawfully disregard the AJP/Orbic Nominees is an issue that the AJP/Orbic Parties expect will be resolved by the Delaware Action. If you vote on Sonim’s proxy card, you will not be able to vote for the AJP/Orbic Nominees. If the AJP/Orbic Parties prevail in the Delaware Action, then Sonim’s proxy card may be determined to be deficient. If you vote for directors on the AJP/Orbic Parties’ universal proxy card, and Sonim prevails in the Delaware Action, then your votes will not be counted.

3.	Disclosure indicates that “if you mark fewer than five ‘FOR’ boxes with respect to the election of directors, your shares will be voted ‘FOR’ the nominees you have so marked, as well as such AJP/Orbic Nominees, as determined in the proxy holder’s discretion so that there is a total of five ‘FOR’ votes.” We note that this disclosure is inconsistent with similar disclosure on the proxy card. Refer to Question 139.04 of the Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations and revise accordingly.

RESPONSE:

In response to the Staff’s comment and based on the guidance provided in Question 139.08 of the Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations, the Proponents have modified the disclosure in the Amended Proxy Statement and proxy card to clarify that in the event that a stockholder executing the BLUE proxy card votes for less than a total of five director nominees, the named proxies will only vote for those director candidates specified.

April 30, 2025

Proxy Card, page A-1

4.	Please revise the description of the participants’ intended use of discretionary authority to cite to the legal standard enunciated in Exchange Act Rule 14a-4(c)(3).

RESPONSE:

In response to the Staff’s comment, the Proponents have modified the language on the proxy card to clarify that stockholders executing the BLUE proxy card will be providing the named proxies will discretionary authority to vote as to other matters that may properly come before the 2025 Annual Meeting, to the extent authorized by rule 14a-4(c)3 under the Securities Exchange Act of 1934.

If you have any questions or comments in connection with these matters or the Amended Proxy Statement, please contact the undersigned at (212) 940-3140 or rlangan@nixonpeabody.com, or my colleague, Conrad Adkins, at (312) 977-4459 or cadkins@nixonpeabody.com.

Very truly yours,

/s/ Richard F. Langan, Jr.
Richard F. Langan, Jr.

cc:	Michael D. Allen, Esq.
Richards, Layton & Finger, P.A.
920 N. King Street
Wilmington, DE 19801

Arthur Marcus, Esq.
Sichenzia Ross Ference Carmel
1185 Avenue of the Americas, 31st Floor
New York, NY 10036